UNDERWRITING AGREEMENT

August 23, 2011

Wi-LAN Inc.
Suite 608, 11 Holland Avenue
Ottawa, Ontario
K1Y 4S1

Attention:	Mr. James Skippen, Chairman and Chief Executive Officer
Mr. Shaun McEwan, Chief Financial Officer

Dear Sirs:

The undersigned, Canaccord Genuity Corp., CIBC World Markets Inc., Paradigm Capital Inc., National Bank Financial Inc., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc. (collectively, the “Underwriters”) understand that Wi-LAN Inc. (the “Corporation”) proposes to issue and sell to the Underwriters, or to substituted purchasers who agree to make such purchases in place of the Underwriters, 200,000 convertible extendible unsecured subordinated debentures (each a “Convertible Debenture”) with a face value of $1,000 principal amount per Convertible Debenture (the “Issue Price”), a coupon of 6.0% per annum, payable semi-annually in arrears on September 30 and March 31 of each year (each an “Interest Payment Date”) commencing on the Initial Coupon Payment Date (as defined herein) and with an initial maturity date of January 31, 2012 (subject to extension to March 31, 2012 at the option of the Corporation) (the “Initial Maturity Date”), provided that, upon the Take Up (as defined herein) of MOSAID Shares (as defined herein), the maturity date of the Convertible Debentures will be automatically extended from the Initial Maturity Date to September 30, 2016 (the “Final Maturity Date”).  If Take Up does not occur on or before 5:00 p.m. (Eastern time) on the Termination Date (as defined herein), the maturity date of the Convertible Debentures shall remain the Initial Maturity Date.  In the event the Convertible Debentures mature on the Initial Maturity Date, the holders thereof shall be entitled to receive an amount equal to the Issue Price plus all accrued but unpaid interest thereon.  The Corporation and the Underwriters agree that the terms and conditions of the Convertible Debentures shall be substantially similar to such terms and conditions set out in the Letter Agreement (as defined herein) and shall be specified in the Indenture (as defined herein) to be dated as of the Closing Date (as defined herein).

Each $1,000 principal amount of Convertible Debentures will be convertible at the option of the holder at any time after the Take Up and prior to the close of business on the last Business Day immediately preceding the date fixed for redemption, into common shares of the Corporation (the “Common Shares”) at a conversion price of $9.20 per Common Share (the “Conversion Price”).  The Conversion Price shall be subject to standard anti-dilutive provisions as set out in the Indenture.  Holders of Convertible Debentures who elect to convert a Convertible Debenture shall receive any accrued but unpaid interest thereon for the period from the date of the then most recent Interest Payment Date to, but not including, the date of conversion.  If a holder of Convertible Debentures elects to convert its Convertible Debentures in connection with a Change of Control (as defined in the Indenture) that occurs prior to the Final Maturity Date, the holder shall, upon conversion, be entitled to receive additional Common Shares in certain circumstances as set out in the Indenture.

Wi-LAN Inc.	Heenan Blaikie LLP
Underwriting Agreement	Execution Copy

On and after September 30, 2014 and prior to September 30, 2016, the Convertible Debentures will be redeemable at the option of the Corporation, in whole or in part, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the twenty (20) consecutive trading days ending five (5) trading days prior to the date on which notice of redemption is given exceeds $11.50.

The Underwriters propose to distribute the Convertible Debentures (i) in Canada (other than in the province of Quebec and the Canadian territories) pursuant to the Final Prospectus (as defined herein), (ii) in the United States to Qualified Institutional Buyers as defined in Rule 144A promulgated under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and/or to Accredited Investors as defined in Regulation D promulgated under the U.S. Securities Act, and (iii) in other offshore jurisdictions on a private placement basis, all in the manner contemplated by this Agreement.  The Underwriters acknowledge that the Convertible Debentures have not been and will not be registered under the U.S. Securities Act.  The Offered Debentures (as defined herein) may not be offered or sold to persons in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States.  Accordingly, the Corporation and each of the Underwriters agree that any offers or sales of the Offered Debentures shall be conducted only in the manner specified in Schedule “A” hereof.  Any sales of Offered Debentures to persons in the United States shall be made directly by the Corporation to such persons purchasing as substituted purchasers, and the Underwriters shall act in the capacity as placement agents for such sales.  All actions to be undertaken by the Underwriters to persons in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the Underwriters’ U.S. Affiliates (as defined herein) or through certain other United States registered broker-dealers acting as placement agents (the “U.S. Placement Agents”) and all offers and sales of Offered Debentures shall be conducted only in the manner specified in Schedule “A” hereto.

Upon and subject to the terms and conditions set forth herein, the Underwriters severally, in respect of the percentages set forth in Section 19 of this Agreement, and not jointly, agree to act as underwriters and purchase from the Corporation, or arrange for substituted purchasers to purchase from the Corporation, and by its acceptance hereof, the Corporation agrees to sell to the Underwriters or such substituted purchasers the Convertible Debentures on the Closing Date at the Issue Price for an aggregate purchase price of $200,000,000.

To the extent that substituted purchasers purchase at the Closing Time (as defined herein), the obligations of the Underwriters to purchase Convertible Debentures will be reduced by the number of Convertible Debentures purchased from the Corporation by such substituted purchasers.  Any reference in this Agreement to “the purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the substituted purchasers, if any.

The Corporation also proposes to issue and sell to the Underwriters, or substituted purchasers arranged for by the Underwriters, up to 30,000 additional Convertible Debentures (the “Optioned Debentures” and together with the Convertible Debentures, the “Offered Debentures”).  The purchase price for each Optioned Debenture shall be equal to the Issue Price.  If and to the extent that the Lead Underwriters (as defined herein) determine to exercise, on behalf of the Underwriters, the option (the “Over-allotment Option”) to purchase such Optioned Debentures, the Underwriters shall have the right to purchase, or arrange for substituted purchasers to purchase, severally and not jointly, the Optioned Debentures from the Corporation on the same basis as the Convertible Debentures.  If the Lead Underwriters, on behalf of the Underwriters, elect to exercise such Over-allotment Option, the Lead Underwriters shall notify the Corporation in writing as soon as practicable and, in any event, not later than 30 days from the Closing Date, which notice shall specify the number of Optioned Debentures to be purchased by the Underwriters or such substituted purchasers and the date (the “Option Closing Date”) on which such Optioned Debentures are to be purchased.  Such Option Closing Date may be the same as the Closing Date but not earlier than the later of (i) the Closing Date, and (ii) five Business Days after the date of such notice.  Optioned Debentures may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Convertible Debentures and for market stabilization purposes.  If any Optioned Debentures are purchased, each Underwriter agrees, severally and not jointly, to purchase or arrange for substituted purchasers to purchase the percentage of such Optioned Debentures (subject to such adjustments to eliminate fractional Optioned Debentures as the Lead Underwriters may determine) equal to the percentage set out opposite the name of such Underwriter in Section 19 of this Agreement.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Convertible Debentures.

In consideration of the Underwriters’ services to be rendered in connection with the Offering (as defined herein), including the agreement of the Underwriters to purchase the Convertible Debentures and, if applicable, the Optioned Debentures, and to offer them to the public pursuant to the Prospectus (as defined herein), the Corporation shall pay to the Underwriters a cash commission (the “Commission”) equal to 5.0% of the gross proceeds realized by the Corporation in respect of the sale of the Convertible Debentures and the Optioned Debentures.  For greater certainty, the above-mentioned Commission shall be inclusive of any and all sales taxes related thereto.  The Commission shall be payable as to 50% thereof on the Closing Date with respect to the Offered Debentures sold on the Closing Date and, if applicable, the Option Closing Date with respect to the Offered Debentures sold on the Option Closing Date and as to 50% thereof on the date of Take Up with respect to the aggregate number of Offered Debentures sold under the Offering.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Compliance with United States Securities Laws

Schedule “B” – List of Subsidiaries

Schedule “C” – List of Options, Warrants and Convertible Securities

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Claim” shall have the meaning ascribed thereto in subsection 16(d);

“Closing” means the completion of the issue and sale by the Corporation and the purchase by the Underwriters or substituted purchasers on the Closing Date of the Convertible Debentures as contemplated by this Agreement;

“Closing Date” means September 8, 2011 or such other date as the Corporation and the Lead Underwriters, on behalf of the Underwriters, may agree, but in any event, no later than October 3, 2011;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Lead Underwriters, on behalf of the Underwriters, may agree or, in respect of the Option Closing Date means 8:00 a.m. (Toronto time) on the Option Closing Date;

“Commission” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Common Shares” means the common shares of the Corporation which the Corporation is authorized to issue as constituted on the date hereof;

“Conversion Price” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Convertible Debenture” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation” means Wi-LAN Inc.;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports or other documents issued or filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

“Final Maturity Date” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Final Prospectus” means the (final) short form prospectus including all of the Documents Incorporated By Reference, to be prepared by the Corporation and relating to the distribution of the Offered Debentures and for which a receipt has been issued by the Ontario Securities Commission on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators;

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, if any;

“Indemnified Party” has the meaning ascribed thereto in subsection 16(d);

“Indenture” means the trust indenture to be dated as of the Closing Date to be entered into between the Corporation and the Trustee, providing for the issue of the Offered Debentures;

“Initial Coupon Payment Date” means, in the event the Take Up occurs prior to the Termination Date, the third Business Day after the date of Take Up and, in the event the Take Up does not occur on or prior to the Termination Date, means the Initial Maturity Date;

“Initial Maturity Date” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Interest Payment Date” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Issue Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Lead Underwriters” means, together, Canaccord Genuity Corp. and CIBC World Markets Inc.;

“Letter Agreement” means the letter agreement dated August 17, 2011 between the Corporation and the Lead Underwriters relating to the Offering;

“Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole, whether or not arising in the ordinary course of business of such entity or (ii) would result in the Preliminary Prospectus, Prospectus or any Supplementary Material containing a misrepresentation;

“Material Agreement” has the meaning ascribed thereto in clause 7(a)(xxi)(B)(1) of this Agreement;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“MI 11-102” means Multilateral Instrument 11-102 – Passport System and its companion policy;

“MOSAID” means MOSAID Technologies Incorporated;

“MOSAID Shares” means the issued and outstanding common shares in the capital of MOSAID;

“NASDAQ” means the NASDAQ Global Select Market;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offering” means the issuance and sale of the Offered Debentures pursuant to this Agreement;

“Offered Debentures” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Offering Documents” has the meaning ascribed thereto in subsection 5(a)(iii);

“Option Closing Date” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Option Closing Date as the Corporation and the Lead Underwriters may agree;

“Optioned Debenture” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Over-allotment Option” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Passport System” means the system and process for prospectus reviews provided for under MI 11-102 and NP 11-202;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, limited liability company, joint venture, association, trust or other legal entity;

“Personnel” shall have the meaning ascribed thereto in subsection 16(a);

“Preliminary Prospectus” means the short form preliminary prospectus to be dated on or about August 23, 2011 prepared by the Corporation relating to the distribution of the Offered Debentures, including all of the Documents Incorporated by Reference;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Qualifying Jurisdictions” means, collectively, all of the provinces of Canada, other than the province of Quebec;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the United States and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the TSX, and the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions and the United States, as the case may be;

“Selling Firm” has the meaning ascribed thereto in paragraph 3(a);

“Standard Listing Conditions” has the meaning ascribed thereto in subsection 4(a)(iv);

“Subsidiaries” means the subsidiaries of the Corporation listed in Schedule “B” and a “Subsidiary” means one of the Subsidiaries;

“subsidiary” shall have the meaning ascribed thereto in the Canada Business Corporations Act;

“Supplementary Material” means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Offered Debentures hereunder;

“Take-over Bid” means the take-over bid offer by the Corporation to acquire all of the outstanding MOSAID Shares other than MOSAID Shares owned, directly or indirectly by the Corporation and its affiliates, as supplemented, varied or amended from time-to-time;

“Take Up” means the initial take up by the Corporation pursuant to the Take-over Bid resulting in the Corporation and/or its affiliates owning not less than 66⅔% of the then issued and outstanding MOSAID Shares;

“Termination Date” means the earlier of (i) the Initial Maturity Date, and (ii) the date the Corporation advises the Underwriters that it will terminate the Take-over Bid;

“Termination Time” means 5:00 p.m. (Eastern time) on the Termination Date;

“Transfer Agent” means the registrar and transfer agent of the Corporation, namely, Computershare Investor Services  Inc.;

“Trustee” means Computershare Trust Company of Canada or its successor pursuant to the Indenture;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Underwriter; and

“U.S. Securities Act” has the meaning ascribed thereto in the fourth paragraph of this Agreement.

TERMS AND CONDITIONS

1.          Compliance With Securities Laws.  The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that the Corporation will as soon as possible and in any event no later than 3:00 p.m. (Toronto time) on the date hereof prepare and file the Preliminary Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, and use its commercial best efforts to obtain, pursuant to the Passport System, a receipt from the Ontario Securities Commission (as principal regulator) evidencing the issuance by the Canadian Securities Regulators of receipts for the Preliminary Prospectus and other related documents in respect of the proposed distribution of the Offered Debentures.  The Corporation will use its commercial best efforts to resolve as soon as possible any comments of the Canadian Securities Regulators relating to the Preliminary Prospectus and the Documents Incorporated by Reference and will, as soon as possible thereafter, and in any event no later than 12:00 noon (Toronto time), August 31, 2011 (or, in any case, by such later date or dates as may be determined by the Underwriters and the Corporation acting reasonably), file the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, and obtain, pursuant to the Passport System, a receipt from the Ontario Securities Commission (as principal regulator) evidencing the issuance by the Canadian Securities Regulators of receipts for the Final Prospectus and other related documents in respect of the proposed distribution of the Offered Debentures.

2.        Due Diligence.  Prior to the filing of the Preliminary Prospectus, the Final Prospectus and, if applicable, any Supplementary Material, the Corporation shall have permitted the Underwriters to review each of the Preliminary Prospectus, the Final Prospectus and, if applicable, any Supplementary Material,  and shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill its obligations as an underwriter under the Securities Laws of the Qualifying Jurisdictions and in order to enable it to responsibly execute the certificate in the Preliminary Prospectus, the Final Prospectus and, if applicable, any Supplementary Material  required to be executed by it.

3.        Distribution and Certain Obligations of the Underwriters.

(a)
The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Debentures (each, a “Selling Firm”) to agree to, comply with the Securities Laws in connection with the distribution of the Offered Debentures and shall offer the Offered Debentures for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement.  The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Debentures, or arrange for substituted purchasers to purchase the Offered Debentures from the Corporation, only in those jurisdictions where they may be lawfully offered for sale or sold.  The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Debentures as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Debentures and, within 30 days of the termination of the distribution, provide a breakdown of the number of Offered Debentures distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b)
The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Debentures in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Debentures, or solicit the purchase of the Offered Debentures from the Corporation by substituted purchasers, or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Offered Debentures and will not, directly or indirectly, offer, sell or deliver any Offered Debentures or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions.  Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Debentures in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Debentures provided that the Corporation is not required to file a prospectus, offering memorandum or other disclosure document or become subject to continuing obligations in such other jurisdictions in accordance with the provisions of this Agreement.

(c)
For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Debentures are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Securities Regulators (including a receipt for the Final Prospectus issued under the Passport System) following the filing of the Final Prospectus unless otherwise notified in writing.

(d)
The obligations of the Underwriters under this Section 3 are several and not joint or joint and several.  No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling firm appointed by any other Underwriter.

4.        Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to each of the Underwriters:

(i)
at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified by the Corporation as required by the Securities Laws of the Qualifying Jurisdictions;

(ii)	at the Closing Time, a copy of any Supplementary Material required to be filed by the Corporation in compliance with Securities Laws;

(iii)
concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation’s Auditors with respect to financial and accounting information contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to any auditors’ consent letter or comfort letter addressed to the Canadian Securities Regulators; and

(iv)
prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures have been approved for listing subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX (the “Standard Listing Conditions”).

(b)
The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material and shall deliver to the Underwriters, as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Offered Debentures in the United States (the “U.S. Memorandum”) and, forthwith after preparation, any amendment to the U.S. Memorandum.

(c)
Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)
all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material) contained in the Preliminary Prospectus or the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Debentures;

(ii)
no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)
except with respect to any information relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, such documents comply in all material respects with the requirements of the Securities Laws of the Qualifying Jurisdictions.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Offered Debentures in the Qualifying Jurisdictions in compliance with this Agreement and the Securities Laws unless otherwise advised in writing.

(d)
The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer of the Preliminary Prospectus and the Final Prospectus given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Jurisdictions.  Such delivery shall be effected as soon as possible and, in any event, on or before a date which is two Business Day after compliance with applicable Securities Laws in the Qualifying Jurisdictions with respect to the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts for or accept for filing, as the case may be, any Supplementary Material.

(e)
During the period commencing on the date hereof and until completion of the distribution of the Offered Debentures, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters’ counsel prior to issuance.

5.        Material Changes.

(a)
During the period prior to the Underwriters notifying the Corporation of the completion of the distribution of the Offered Debentures, the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)
any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation and its subsidiaries taken as a whole;

(ii)
any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)
any change in any material fact contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the “Offering Documents”) or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Securities Laws.

(b)
The Corporation will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Debentures for distribution in each of the Qualifying Jurisdictions.

(c)
In addition to the provisions of subsections 5(a) and 5(b) hereof, the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in subsections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subsection 5(a) hereof and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably and without undue delay.

(d)
If during the period of distribution of the Offered Debentures there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

6.        Covenants of the Corporation.  The Corporation hereby covenants to the Underwriters that the Corporation:

(a)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained pursuant to the Passport System and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(b)	will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)
any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Debentures) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)
any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c)
except to the extent the Corporation participates in a merger or business combination transaction which the Corporation’s board of directors determines is in the best interest of the Corporation and following which the Corporation is not a “reporting issuer”, will use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of each of the Qualifying Jurisdictions which have such a concept to the date which is two years following the Closing Date;

(d)
except to the extent the Corporation participates in a merger or business combination transaction which the Corporation’s board of directors determines is in the best interest of the Corporation and following which the Corporation is not listed on the TSX will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, to the date that is two years following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSX or such other exchange or quotation system; and

(e)	will use the net proceeds of the offering of Offered Debentures contemplated herein in the manner and subject to the qualifications described in the Prospectus under the heading “Use of Proceeds”.

7.
(a)          Representations and Warranties of the Corporation.  The Corporation represents and warrants to the Underwriters that (for the purposes of this Section 7(a), references to the Corporation (on a consolidated basis) refers to the Corporation and the Subsidiaries, taken as a whole):

(i)
the Corporation and each of the Subsidiaries referred to in 7(a)(iii) is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into this Agreement and the Indenture and to carry out its obligations hereunder and thereunder;

(ii)
the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares; and other than Subsidiaries, the Corporation does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company;

(iii)
other than Cygnus Broadband, Inc., Wi-LAN Capital Inc., Wi-LAN International Inc., Wi-LAN International Hong Kong Inc., Wi-LAN International Japan Inc. and Wi-LAN International Taiwan Inc., the Subsidiaries have no material assets or liabilities, are not party to any Material Agreements and no revenues are booked through such Subsidiaries;

(iv)
the Corporation (on a consolidated basis) holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation;

(v)
all consents, approvals, permits, authorizations or filings as may be required under applicable Securities Laws of the Qualifying Jurisdictions necessary for the execution and delivery of this Agreement and the issuance of the Offered Debentures and the consummation of the transaction contemplated hereby, have been made or obtained, as applicable, provided that the Corporation must file any applicable reports of trade along with the applicable filing fee and/or fee checklist, if any and subject to compliance with the listing requirements of the TSX to be set forth in the conditional listing approval letter of the TSX;

(vi)
as at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of preferred shares issuable in series and 6,350.9 special preferred shares, of which 123,538,842 Common Shares and no preferred shares or special preferred shares are issued and outstanding as fully paid and non-assessable;

(vii)
the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and NASDAQ and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation’s issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose are pending or threatened;

(viii)
the definitive form of certificate representing the Common Shares is in proper form under the Canada Business Corporations Act and complies with the requirements of the TSX and NASDAQ and does not conflict with the constating documents of the Corporation;

(ix)
the Financial Statements (i) prior to January 1, 2011, have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein and, commencing January 1, 2011, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the period referred to therein, and (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation (on a consolidated basis) as at such dates and results of operations of the Corporation and its subsidiaries for the periods then ended, and there has been no change in accounting policies or practices of the Corporation since the date reflected in the most recent Financial Statements;

(x)
since December 31, 2010, the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares other than as disclosed in the Financial Statements or in the Company’s public disclosure and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(xi)
all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact with respect to the Corporation (on a consolidated basis) or result in an adverse material change to the Corporation (on a consolidated basis).  Except as would not constitute an adverse material fact with respect to the Corporation (on a consolidated basis) or result in an adverse material change to the Corporation (on a consolidated basis), all tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading.  To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Corporation (on a consolidated basis) or result in an adverse material change to the Corporation (on a consolidated basis);

(xii)	since December 31, 2010, there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the Corporation’s Auditors;

(xiii)
the Corporation’s Auditors which are the auditors who audited the Corporation’s most recent annual financial statements are independent public accountants as required under applicable Securities Laws of the Qualifying Jurisdictions and are registered with the Canadian Public Accountability Board;

(xiv)
other than the Take-over Bid and except as disclosed in writing to the Underwriters or their counsel, none of the Corporation or the Subsidiaries has approved, or has entered into any agreement in respect of (A) the purchase of any property material to the Corporation (on a consolidated basis) or assets or any interest therein or the sale, transfer or other disposition of any property material to the Corporation (on a consolidated basis) or assets or any interest therein currently owned, directly or indirectly, by the Corporation or its Subsidiaries whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiaries or otherwise) of the Corporation or the Subsidiaries;

(xv)
as at the Closing Date, except as set forth in Schedule “C” to this Agreement, other than the Underwriters, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(xvi)
other than the legal proceedings as described in the Preliminary Prospectus, including the Documents Incorporated by Reference, or as described in writing to the Underwriters, no claim, litigation, legal or governmental proceedings are pending to which the Corporation or a Subsidiary is a party or to which its property is subject that would, individually or in the aggregate, have a Material Adverse Effect on the operation, business or condition of the Corporation (on a consolidated basis) and to the best of the Corporation’s knowledge no such claim, litigation or proceedings have been threatened against or are contemplated with respect to the Corporation or the Subsidiaries or their respective properties;

(xvii)
each of the Corporation and the Subsidiaries is in compliance in all material respects with each material license and permit held by it and them and are not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except in any case where the Corporation or Subsidiary has received a valid and effective waiver of such violation or default;

(xviii)
each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect on the Corporation (on a consolidated basis);

(xix)
the Corporation or a Subsidiary is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Prospectus, all agreements under which the Corporation or a Subsidiary holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a Material Adverse Effect on the Corporation (on a consolidated basis) or its properties, business or assets;

(xx)
the Corporation is a reporting issuer under the applicable Securities Laws in each of the Provinces of Canada where such a concept exists.  The Corporation is not in default in any material respect of any requirement of the applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the securities commissions of any province of Canada.  In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since December 31, 2010 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed, except to the extent that the Offering and the conditional approval of the listing of the Offered Debentures on the TSX may constitute a material change;

(xxi)
the execution and delivery of this Agreement and the Indenture and the performance of the transactions contemplated hereunder and thereunder, the Offering at the Closing Time and any compliance by the Corporation with the other provisions of this Agreement and the Indenture to be complied with by it does not and will not:

(A)
require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained or will have been obtained by the Closing Time; or (ii) such as may be required under the applicable by-laws, policies, regulations and prescribed forms of the TSX and NASDAQ;

(B)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(1)
any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or a Subsidiary or any material mortgage, note, indenture, license, permit, contract, agreement (written or oral), lease  or other instrument to which the Corporation or a Subsidiary is a party or by which it or they are contractually bound or by which a material portion of the assets of the Corporation (on a consolidated basis) are bound (a “Material Agreement”); provided that the Underwriters do not sell the Offered Debentures in a manner that would contravene the terms of this Agreement; or

(2)
any judgment, decree, order, statute, rule, regulation or law applicable to the Corporation including, without limitation, the applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation, which default or breach might reasonably be expected to have a Material Adverse Effect on the Corporation;

(C)
give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties except to the extent that such lien, charge or claim would not have a Material Adverse Effect on the Corporation;

(xxii)	each of the Corporation and the Subsidiaries is not in violation of its constating documents or in default in the performance or observance of any Material Agreement;

(xxiii)
upon the execution and delivery thereof, this Agreement and the Indenture shall each constitute valid and binding obligations of the Corporation and shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxiv)
at the Closing Time, (i) all necessary corporate action will have been taken by the Corporation to validly create and issue the Convertible Debentures, or if applicable, the Optioned Debentures, and the Convertible Debentures, or, if applicable, the Optioned Debentures, shall be duly allotted, validly issued and outstanding as fully paid and non-assessable obligations of the Corporation, and (ii) all necessary corporate action will have been taken by the Corporation to validly issue the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures and upon issuance thereof in accordance with the Indenture, such Common Shares will, at the time of issue, be duly allotted, validly issued and outstanding as fully paid and non-assessable shares of the Corporation;

(xxv)
the Corporation shall use its commercially reasonable best efforts to ensure that the Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures are or will be listed and posted for trading on the TSX upon their issue and the Corporation shall on or before the Closing Time provide to the Underwriters a copy of the conditional listing approval from the TSX for the same, subject only to the fulfillment of the Standard Listing Conditions;

(xxvi)
all information which has been prepared by the Corporation relating to the Corporation and its subsidiaries and their business, property and liabilities, either publicly disclosed or provided to the Underwriters, including the Prospectus and the Documents Incorporated by Reference, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(xxvii)
the Corporation has answered and will continue to answer, and to the best of the Corporation’s knowledge, the directors and officers of the Corporation have answered every question or inquiry of the Underwriters and its counsel in connection with the Underwriters’ due diligence investigations truthfully;

(xxviii)
except as contemplated hereby (including any Selling Firms retained by the Underwriters under subsection 3(a) of this Agreement), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(xxix)	the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will have a Material Adverse Effect on the Corporation;

(xxx)
each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect on the Corporation (on a consolidated basis);

(xxxi)
other than as disclosed in the Prospectus or the Financial Statements, the Corporation and the Subsidiaries do not have any loans or other indebtedness outstanding which has been made to any of its or their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them, which in the aggregate exceed $50,000;

(xxxii)
except as set out in the Prospectus, none of the directors, officers or employees of the Corporation, any known holder of more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

(xxxiii)	the Transfer Agent, at its principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(xxxiv)
each of the Corporation and the Subsidiaries (i) is in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective business, and (iii) is in compliance with all terms and conditions of any such permit, license or approval.  To the best knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation with respect to any alleged material violation of any Environmental Law, and no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or be expected to have a Material Adverse Effect with respect to the Corporation (on a consolidated basis);

(xxxv)	subsequent to December 31, 2010, except as has been publicly disclosed prior to the date of this Agreement in the Prospectus or otherwise:

(A)
there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation other than as has been publicly disclosed on or prior to the date hereof; and

(B)	each of the Corporation and the Subsidiaries has carried on business in the ordinary course;

(xxxvi)
the Corporation is, and will be at the Closing Time, in material compliance with the by-laws, rules and regulations of the TSX and NASDAQ and no material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise) business prospects, operations or financial condition relating to the Corporation (on a consolidated basis) has occurred and no event has occurred and no state of facts exist since December 31, 2010 with respect to which, under applicable Securities Laws, the requisite material change report has not been filed or disclosed by way of a press release and no such disclosure has been made on a confidential basis;

(xxxvii)
the Corporation and the Subsidiaries have good and valid title to all material intellectual property rights held, used, owned or licensed by the Corporation and the Subsidiaries or relating to the operation of their business, and will have good and valid title to all material intellectual property purchased or otherwise acquired by agreement, including patents (including patent applications), copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights useful or necessary to carry on its business (the “Intellectual Property”) free and clear of any and all encumbrances, except for royalty obligations and general bank security incurred or granted, as the case may be, in the ordinary course of business.  To the knowledge of the Corporation, no employee or independent consultant of the Corporation or a Subsidiary is in violation of any term of any non disclosure, proprietary rights or similar agreement between such employee and the Corporation or a Subsidiary or between such employee and any former employer.  To the knowledge of the Corporation, all technical information developed by and belonging to the Corporation or a Subsidiary which has not been copyrighted or patented has been kept confidential;

(xxxviii)
there are no material restrictions on the ability of the Corporation or a Subsidiary and, except as set forth in the license agreements between the Corporation or a Subsidiary and the licensees of the Corporation’s or Subsidiary’s Intellectual Property, there are no material restrictions on the ability of any third party to, use, exploit or authorize others to use and exploit all rights in the Intellectual Property.  None of the rights of the Corporation and the Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(xxxix)
except as would not reasonably be expected to have a Material Adverse Effect or as disclosed in the Prospectus, to the Corporation’s knowledge, (i) there are no rights of third parties to any such Intellectual Property other than under license agreements entered into in the ordinary course of the Corporation’s business or otherwise  made available in due diligence,  (ii) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or the Subsidiaries challenging the Corporation’s rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which, to the Corporation’s knowledge, would form a reasonable basis for any such claim; (iii) there is no pending or, to the Corporation’s knowledge, threatened action, suit, proceeding or claim by others against the Corporation or a Subsidiary challenging the validity or scope of any such Intellectual Property, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; and (iv) there is no prior act of which the Corporation is aware that may reasonably be expected render any patent held by the Corporation or a Subsidiary invalid or any patent application held by the Corporation or a Subsidiary unpatentable which has not been disclosed to the applicable patent-issuing authority;

(xl)
any and all of the agreements and other documents and instruments pursuant to which the Corporation or a Subsidiary hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof; each of the Corporation and the Subsidiaries is not in default of any of the material provisions of any such agreements, documents or instruments and no such default has been alleged other than a default which would not have a material adverse effect on the Corporation (on a consolidated basis) and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; all leases, licences and claims pursuant to which the Corporation or a Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim.  None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or a Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

(xli)
with respect to each premises of the Corporation and the Subsidiaries and which the Corporation and the Subsidiaries occupies or will occupy as tenant (the “Leased Premises”) including properties in Ottawa, Ontario and Toronto, Ontario, the Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and the Subsidiaries occupy the Leased Premises is in good standing and in full force and effect;

(xlii)	the Corporation and the Subsidiaries have not made any loans to or guaranteed the obligations of any other person, except as has been disclosed in writing to the Underwriters; and

(xliii)	the Corporation believes that it is not a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(b)	The Corporation further acknowledges that the Underwriters are relying upon the representations and warranties contained in this Section 7.

8.        Closing Deliveries.  The purchase and sale of the Convertible Debentures and, if applicable, the Optioned Debentures shall be completed at the Closing Time at the offices of Torys LLP in Toronto, Ontario, or at such other place as the Lead Underwriters and the Corporation may agree.  At or prior to the Closing Time, as the case may be, the Corporation shall duly and validly deliver to the Underwriters one or more certificate(s) in definitive form representing the Convertible Debentures or the Optioned Debentures, as the case may be, registered in such  name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to Closing Time in such proportions equal to the percentages set out in Section 19 or as otherwise directed by the Lead Underwriters in writing, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft payable at par in the City of Toronto, of an amount equal to the aggregate purchase price for the Convertible Debentures and/or the Optioned Debentures, as the case may be, being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with Section 17 hereof.

9.        Underwriters’ Obligation to Purchase.  The obligation of the Underwriters to purchase the Convertible Debentures at the Closing Time shall be subject to the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of them):

(a)
the Underwriters shall have received an opinion, dated the Closing Date and subject to customary qualifications, of Torys LLP or from local counsel in Qualifying Jurisdictions other than Ontario and Alberta (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation’s Auditors or a public official) with respect to the following matters:

(i)
as to the incorporation and subsistence of the Corporation under the laws of its jurisdiction of incorporation, continuance or amalgamation and as to the corporate power of the Corporation to carry out its obligations under this Agreement and the Indenture, and to issue the Convertible Debentures and Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures;

(ii)	as to the authorized capital of the Corporation;

(iii)
that the Corporation has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the Indenture and this Agreement and the Indenture each constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms;

(iv)
that the execution and delivery of this Agreement and the Indenture and the performance by the Corporation of its obligations hereunder and thereunder do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of the articles or by-laws;

(v)	that the Convertible Debentures and the Optioned Debentures have been duly authorized and validly issued as fully paid and non-assessable obligations of the Corporation;

(vi)
that the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures have been authorized for issuance and, when issued in accordance with the terms of the Indenture, will be validly issued as fully paid and non-assessable shares of the Corporation;

(vii)	that the attributes of the Convertible Debentures, the Optioned Debentures and the Common Shares conform in all material respects with the description thereof contained in the Final Prospectus;

(viii)
that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the Final Prospectus and the filing of such documents as are required under the Securities Laws in each of the Qualifying Jurisdictions;

(ix)
that no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement or the Indenture and the performance of its obligations hereunder and thereunder, except for such as have been made or obtained;

(x)
that all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled under Securities Laws of the Qualifying Jurisdictions to qualify the issuance or distribution and sale of the Convertible Debentures and the Optioned Debentures to the public in each of the Qualifying Jurisdictions and to permit the issuance, sale and delivery of such Convertible Debentures and the Optioned Debentures to the public through dealers registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(xi)
that the issuance of the Common Shares by the Corporation on the conversion, redemption or maturity of the Offered Debentures thereof in accordance with the Indenture, is exempt from the prospectus requirements of Securities Laws of the Qualifying Jurisdictions;

(xii)
that the first trade in the Offered Debentures and the Common Shares acquired upon the conversion, redemption or maturity of the Offered Debentures will not be subject to the prospectus requirements of the Securities Laws of the Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under the Securities Laws of the Qualifying Jurisdictions to permit the first trade of such securities by the holder thereof through registrants or dealers registered under the Securities Laws of such Qualifying Jurisdictions who have complied with such laws;

(xiii)
that the statements set forth in the Final Prospectus under the headings “Eligibility For Investment” and “Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws referred to therein, are fair and adequate summaries of the matters discussed therein, subject to the qualifications, assumptions and limitations set out under such heading;

(xiv)
that the form of certificate representing the Common Shares has been approved and adopted by the Corporation and complies in all material respects with the constating documents of the Corporation, the Canada Business Corporations Act and the requirements of the TSX;

(xv)
that the form of the definitive certificates representing the Offered Debentures has been approved and adopted by the Corporation and comply with in all material respects with the constating documents of the Corporation, the Canada Business Corporations Act and the provisions of the Indenture;

(xvi)	that the Convertible Debentures and the Optioned Debentures have been conditionally approved for listing on the TSX subject only to the Standard Listing Conditions;

(xvii)	that the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares; and

(xviii)	as to such other matters as the Underwriter’s legal counsel may reasonably request prior to the Closing Time;

(b)
if any of the substituted purchasers are in the United States, the Underwriters shall have received a legal opinion addressed to the Underwriters from Torys LLP, in its capacity as United States counsel to the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, that the offer and sale of Offered Debentures in the United States, in the manner contemplated by this Agreement (including Schedule “A” hereto), does not require registration under the U.S. Securities Act;

(c)
the Underwriters shall have received a favourable legal opinion from their counsel, Heenan Blaikie LLP, dated the Closing Date, in form and substance satisfactory to the Underwriters acting reasonably, in relation to certain corporate and securities matters;

(d)
the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the President & Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement, the Indenture or any document delivered hereunder or thereunder;

(e)
the Underwriters shall have received a certificate, dated the Closing Date, of such two senior officers of the Corporation as are acceptable to the Lead Underwriters, addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)
the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii)
no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Offered Debentures or the Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

(iii)	the articles and by-laws of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)
the minutes or other records of various proceedings and actions of the Corporation’s Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v)	since the date of the Final Prospectus, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation; and

(vi)
none of the documents filed with applicable securities regulatory authorities since December 31, 2010 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected, including by way of disclosure in the Prospectus, and each such statement shall, in fact, be true and the Underwriters shall have no knowledge to the contrary.

(f)
the Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Corporation’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subsection 4(a)(iii) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters;

(g)
the Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures shall have been approved for listing on the TSX, subject only to the official notices of issuance and fulfilment of the Standard Listing Conditions;

(h)
the Underwriters and their counsel shall have been provided with information and documentation, reasonably requested relating to its due diligence inquiries and investigations and have not identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs which exist as of the date hereof but which have not been disseminated to the public in accordance with applicable Securities Laws;

(i)	the Underwriters shall have received a certificate of compliance in respect of the Corporation and a certificate of status in respect of the Subsidiaries referred to in Section 7(a)(iii);

(j)	the Underwriters shall have received certificates, issued under the Securities Laws of the Qualifying Jurisdictions stating that the Corporation is not in default under such Securities Laws; and

(k)
the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date.

10.           Purchase of Optioned Debentures.  The Underwriters’ obligation to purchase the Optioned Debentures on the Option Closing Date (in the event that the Over-allotment Option is exercised) shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the Option Closing Date and the performance by the Corporation of its obligations under this Agreement.  The Corporation agrees to fulfill or cause to be fulfilled the following conditions:

(a)
the Underwriters shall have received a favourable legal opinion from the Corporation’s counsel, Torys LLP, dated the Option Closing Date, in form and substance satisfactory to the Underwriters acting reasonably, in relation to Ontario, Alberta and, if there are any U.S. sales, United States laws;

(b)
the Underwriters shall have received a favourable legal opinion from their counsel, Heenan Blaikie LLP, dated the Option Closing Date, in form and substance satisfactory to the Underwriters acting reasonably, in relation to certain corporate and securities matters;

(c)
the Underwriters shall have received a letter dated as of the Option Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Corporation’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subsection 4(a)(iii) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Option Closing Date, which changes shall be acceptable to the Underwriters;

(d)
the Underwriters shall have received a certificate dated as of the Option Closing Date, addressed to the Underwriters and signed by appropriate officers of the Corporation, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the Indenture, the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request;

(e)	the Underwriters shall have received a certificate in the form set out in subsection 9(e) dated as of the Option Closing Date; and

(f)	the Underwriters shall have received such other certificates, agreements, materials or documents as they may reasonably request.

11.           Restrictions on Further Issues or Sales.

(a)
The Corporation agrees not to issue, or announce any intention to issue, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld, any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period commencing on the date hereof and ending one hundred and eighty (180) days following the Closing Date, except in conjunction with: (i) exercise of stock options and other similar issuances pursuant to the existing employee share purchase plan of the Corporation and other share compensation arrangements outstanding as of the date hereof (including DSUs and RSUs).

(b)
In addition, it shall be a condition of Closing that directors of the Corporation, the Chief Financial Officer of the Corporation and the Vice-President, Corporate Legal & Corporate Secretary shall have entered into agreements on terms and conditions satisfactory to the Lead Underwriters in which they covenant and agree that, subject to certain exceptions, they will not, for a period commencing on the date hereof and ending 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, common shares held by them, directly or indirectly, without first obtaining the written consent of the Lead Underwriters, which consent will not be unreasonably withheld or delayed, and will not be withheld upon the occurrence of a take-over bid or similar transaction involving a change of control of the Corporation.

12.           All Terms to be Conditions.  The Corporation agrees that the conditions contained in Section 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all such conditions to be complied with.  Any breach or failure to comply with any of the conditions set out in Section 9 shall entitle each of the Underwriters to terminate its obligation to purchase the Convertible Debentures, by written notice to that effect given to the Corporation at or prior to the Closing Time.  It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such material waiver or extension must be in writing and signed by all the Underwriters.

13.           Termination Events.  The Underwriters (or any of them) may terminate their obligations relating to the Convertible Debentures on or before Closing if:

(a)
there shall have occurred any adverse material change in the affairs of the Corporation or there shall be discovered any previously undisclosed material fact required to be disclosed in any Offering Document, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Debentures, the Common Shares or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole;

(b)
any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct), is commenced, announced, threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the TSX or any securities regulatory authority, or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them) acting reasonably, operates to prevent or restrict the trading or distribution of the Offered Debentures or the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Offered Debentures, the Common Shares or any other securities of the Corporation;

(c)
there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism, catastrophe, war or act of terrorism) or any new law or regulation or a change thereof which, in the reasonable opinion of the Underwriters (or any of them), seriously adversely affects or involves, or will or could reasonably be expected to seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole;

(d)
except as previously disclosed, there is an investigation (whether formal or informal) in relation to the Corporation or any of the officers or directors of the Corporation or any of its principal shareholders commenced by a securities regulatory authority which, in the sole opinion of the Underwriters (or any of them) acting reasonably, prevents or restricts trading in or the distribution of the Offered Debentures or the Common Shares or materially adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Offered Debentures or the Common Shares;

(e)	a cease trading order is made by any securities commission or other competent authority in respect of the Corporation or the Underwriters and such cease trading order is not rescinded within 48 hours;

(f)
the Corporation fails to obtain the approval of the TSX for the listing of the Convertible Debentures or the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures; or

(g)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

Any Underwriter shall be entitled to terminate and cancel its obligations to the Corporation hereunder in accordance with this Section 13 by written notice to that effect given to the Corporation and the Lead Underwriters at any time prior to the Closing.

14.           Exercise of Termination Right.  If this Agreement is terminated by any of the Underwriters pursuant to Section 13, there shall be no further liability to the Corporation on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 16 and 17.  The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.  A notice of termination given by one Underwriter under Section 13 shall not be binding upon the other Underwriters.

15.           Survival of Representations and Warranties.  All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Debentures and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Debentures or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the latest date under applicable Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material.  The Underwriters will be entitled to rely on the representations and warranties of the Corporation contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

16.           Indemnity.

(a)
The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates (who for the purposes of this Section 16 are collectively referred to as the “Underwriters”) and the directors, officers, employees and agents of the Underwriters (hereinafter referred to as the “Personnel”) from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or the Personnel, to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of obligations for the Corporation by the Underwriters and/or their Personnel or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any misrepresentation or alleged misrepresentation contained in the Offering Documents filed, together with any and all amendments thereto required to be filed, in connection with the sale of Offered Debentures pursuant to the Offering or in any documents incorporated therein by reference;

(ii)
any information or statement (except any information or statement relating solely to the Underwriters and provided to them in writing expressly for inclusion in such certificate) contained in any certificate of the Corporation delivered under or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(iii)
any omission or alleged omission to state, in any certificate of the Corporation delivered under or pursuant to this Agreement, any fact (except facts relating solely to the Underwriters), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(iv)	the non-compliance or alleged non-compliance by the Corporation with any requirements of the Securities Act (Ontario) or other applicable Securities Laws;

(v)
any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation or alleged misrepresentation relating solely to the Underwriters) in the Offering Documents (except any document or material delivered or filed solely by the Underwriters) or based upon any failure or alleged failure to comply with Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Offered Debentures, the Common Shares or any of them in the Qualifying Jurisdictions, any state of the United States or internationally;

(vi)
a material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder, and will reimburse the Underwriters promptly for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

(b)
When Indemnity Does Not Apply.    Notwithstanding anything to the contrary contained herein, this indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)
the Underwriters or their Personnel have been grossly negligent or guilty of willful misconduct or fraud in the course of the performance of their obligations for the Corporation by the Underwriters and/or their Personnel or otherwise in connection with the matters referred to in this Agreement; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by the gross negligence, willful misconduct or fraud referred to in subsection 16(b)(i).

For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence”, “willful misconduct” or “fraud” for purposes of this Section 16 or otherwise disentitle the Underwriters from indemnification hereunder unless the applicable court of competent jurisdiction shall have expressly determined in a final judgment that has become non-appealable that such failure to conduct such reasonable investigation falls under subsections 16(b)(i) and 16(b)(ii) above.

(c)
Contribution.  If for any reason (other than the occurrence of any of the events itemized in this Section 16), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand but also the relative fault of the Corporation and the Underwriters, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriters hereunder pursuant to this Agreement.

(d)
Notification of Claim.  Promptly after receipt of notice of the commencement of any  action, suit, proceeding, claim or investigation or any matter or thing contemplated by subsection 16(a) (a “Claim”) against the Underwriters or any of their Personnel (an “Indemnified Party”) or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any Claim in respect of which indemnification may be sought from the Corporation by the Indemnified Party, the Indemnified Party will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed.  The omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Indemnified Party not so delayed in giving or failed to give the notice required hereunder.

(e)
Counsel.  The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel acceptable to the Underwriters, acting reasonably. Upon the Corporation notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions propose.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Corporation's expense, to employ counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor within a reasonable period after receiving notice of such Claim; or (iii) counsel retained by the Corporation or the Underwriter(s) has advised the Underwriter(s) that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriters which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Corporation and the Underwriters or the subject matter of the Claim may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Underwriters’ behalf).

(f)
Settlement.  No admission of liability and no settlement of any Claim shall be made without the consent of the Indemnified Party. No admission of liability shall be made and the Corporation shall not be liable for any settlement of any Claim made without its consent.

(g)
Indemnity and Contribution Obligations in Addition to Other Liabilities.  The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Personnel of the Underwriters, as the case may be. The rights to contribution provided in this Section 16 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law. The foregoing provisions shall survive the completion of the Underwriters’ obligations for the Corporation under this Agreement or any termination of the authorization given by this Agreement.

(h)
Right of Indemnity in Favour of Others.  With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 16 in trust for and on behalf of such Indemnified Party.

17.           Expenses.  The Corporation shall pay all expenses and fees in connection with the offering of Convertible Debentures contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Convertible Debentures and the filing of the Offering Documents and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Convertible Debentures, the Optioned Debentures, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the fees and expenses of the Corporation’s Auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Convertible Debentures, and the reasonable fees and disbursements of the Underwriters’ counsel (which Underwriters counsel fees are not to exceed $105,000 (excluding HST and reasonable disbursements), whether or not the Offering is completed. All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed, provided that no such expense (other than legal fees) shall, individually or in the aggregate, exceed $5,000 without the express written approval of the Corporation.  At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation at Closing.

18.           Advertisements.  The Corporation acknowledges that the Underwriters shall have the right, subject always to Section 1 of this Agreement, at their own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Convertible Debentures contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law.  The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Offered Debentures shall be offered and sold being unavailable in respect of the sale of the Offered Debentures to prospective purchasers.

19.           Underwriters’ Obligations.  The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Canaccord Genuity Corp.	-	38.9%
CIBC World Markets Inc.	-	38.9%
Paradigm Capital Inc.	-	11.1%
National Bank Financial Inc.	-	5.5%
Fraser Mackenzie Limited	-	2.8%
NCP Northland Capital Partners Inc.	-	2.8%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Convertible Debentures which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Convertible Debentures which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Convertible Debentures to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing.  Subject to the immediately following paragraph, if the Continuing Underwriters do not elect to purchase the balance of the Convertible Debentures pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Convertible Debentures that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation shall not be obliged to sell less than all of the Convertible Debentures,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 16 and 17 hereof.  Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Offered Debentures.

Notwithstanding the foregoing paragraph, the Continuing Underwriters shall be obligated to purchase all but not less than all of the Convertible Debentures which would otherwise have been purchased by any Refusing Underwriter pro rata according to the number of Convertible Debentures to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing if the aggregate applicable percentage that was to be purchased by each Refusing Underwriter is less than twenty percent (20%) of the aggregate number of Convertible Debentures to be sold under the Offering; provided, however, that nothing contained in this Section 19 shall limit an Underwriters right to otherwise terminate its obligations in accordance with the terms and conditions of this Agreement.

20.           Compliance with U.S. Securities Laws.  The Underwriters make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto, which forms part of this Agreement.  Notwithstanding the foregoing provisions of this section, an Underwriter will not be liable to the Corporation under this section or Schedule “A” with respect to a violation by another Underwriter of the provisions of this section or Schedule “A” if the former Underwriter is not itself also in violation; and the Corporation makes the representations, warranties and covenants applicable to it in Schedule “A” hereto.

21.           Underwriters’ Authority.  The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by the Lead Underwriters who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any waiver of a material condition under Section 12, any termination notice under Section 13, or any notice of Claim or settlement of any Claim under Section 16.

22.           Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Wi-LAN Inc.
Suite 608
11 Holland Avenue
Ottawa, Ontario  K1Y 4S1

Fax:	(613) 688-4894
Attention:	James Skippen, Chairman & Chief Executive Officer

with a copy (for information purposes only and not constituting notice) to:

Torys LLP
Suite 3000
79 Wellington Street West,
Box 270, TD Centre
Toronto, Ontario  M5K 1N2

Fax:	(416) 865-7380
Attention:	John Emanoilidis

(b)	to the Underwriters, to:

Canaccord Genuity Corp.
Suite 3100
161 Bay Street
P.O. Box 516, Brookfield Place
Toronto, Ontario  M5J 2S1

Fax:	(416) 869-3876
Attention:	Sanjiv Samant

CIBC World Markets Inc.
Suite 700
162 Bay Street, Brookfield Place
Toronto, Ontario  M5J 2S8

Fax:	(416) 594-7226
Attention:	Mike Lauzon

Paradigm Capital Inc.
Suite 2101, 95 Wellington Street West
Toronto, Ontario  M5J 2N7

Fax:	(416) 361-0679
Attention:	Peter Greenwood

National Bank Financial Inc.
Suite 3200
130 King Street West, The Exchange Tower
Toronto, Ontario  M5X 1J9

Fax:	(416) 869 6411
Attention:	Rob Sainsbury

Fraser Mackenzie Limited
48 Yonge Street, Suite 1100
Toronto, Ontario  M5E 1G6

Fax:	(416) 955-0841
Attention:	Mark Polubiec

NCP Northland Capital Partners Inc.
Suite 3050
100 King Street West, First Canadian Place
Toronto, Ontario  M5X 1C9

Fax:	(416) 216-0149
Attention:	Emil Savov

with a copy (for information purposes only and not constituting notice) to:

Heenan Blaikie LLP
Suite 2900, Bay Adelaide Tower
333 Bay Street
Toronto, Ontario  M5H 2T4

Fax:	1-866-556-9541
Attention:	Charlie MacCready

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be.  Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or fax number.

23.           Time of the Essence.  Time shall, in all respects, be of the essence hereof.

24.           Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

25.           Headings.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

26.           Singular and Plural, etc.  Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

27.           Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Letter Agreement.  This Agreement may be amended or modified in any respect by written instrument only signed by each of the parties hereto.

28.           Severability.  If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

29.           No Fiduciary Duty.  The Corporation hereby acknowledges that (i) the purchase and sale of the Convertible Debentures pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity.  Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters).  The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

30.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each of the Corporation and the Underwriters irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement and the transactions contemplated hereby (“Proceedings”) and, for these purposes, each of them irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

31.           Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.  This Agreement shall not be assignable by any party hereto without the prior written consent of the other party.

32.           Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

33.           Effective Date.  This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

34.           Counterparts and Facsimile Copies.  This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[remainder of page intentionally blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	(signed)“Sanjiv Samant”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	(signed)“Kevin Li”
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:	(signed)“Peter Greenwood”
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

Per:	(signed)“Rob Sainsbury”
Authorized Signing Officer

FRASER MACKENZIE LIMITED

Per:	(signed)“Mark Polubiec”
Authorized Signing Officer

NCP NORTHLAND CAPITAL PARTNERS INC.

Per:	(signed)“David Beck”
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 23rd day of August, 2011.

WI-LAN INC.

Per:	(signed)“Prashant Watchmaker”
Authorized Signing Officer

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A” and related exhibits, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part.

Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents, warrants, covenants and agrees to and with the Underwriters that:

1.
The Corporation is a “foreign issuer” with no “substantial U.S. market interest” with respect to the Offered Debentures as such terms are defined in Regulation S under the U.S. Securities Act (“Regulation S”).

2.
None of the Corporation or its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or any member of the selling group formed by them (collectively the “Selling Group”), as to whom the Corporation makes no representation), has engaged or will engage in any “directed selling efforts” (within the meaning of Regulation S) or has engaged or will engage in any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act (“Regulation D”)) with respect to the Offered Debentures.

3.	The Offered Debentures satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

4.
So long as any Offered Debentures which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation shall either:

(a)	comply with the requirements of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”);

(b)	file reports and other information with the United States Securities and Exchange Commission (the “SEC”) under Section 13 or 15(d) of the 1934 Act; or

(c)
in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, furnish to any holder of the Offered Debentures and any prospective purchaser of the Offered Debentures designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Debentures to effect resales under Rule 144A).

5.
The Corporation shall make available to each U.S. purchaser of the Offered Debentures at a reasonable time prior to the purchase of the Offered Debentures the opportunity to ask questions and receive answers from representatives of the Corporation concerning the terms and conditions of the offering of the Offered Debentures and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that the purchaser deems necessary to verify the accuracy of information contained in the U.S. Memorandum and the Prospectus incorporated therein by reference.

6.
The Corporation is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

7.
The Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of Offered Debentures.

8.
Except for the sale of the Offered Debentures to the Underwriters, the Corporation has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would require the Offered Debentures to be registered under the U.S. Securities Act and will not, for a period ending six months after completion of the offering of Offered Debentures, sell, offer for sale or solicit any offer to but any of its securities in a manner that would be integrated with and would cause the exemption from registration provided by Regulation D to be unavailable with respect to offers and sales of the Offered Debentures pursuant to this Schedule “A”.

9.
None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective U.S. Affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Offered Debentures.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, severally and not jointly, acknowledges that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.  Accordingly, each Underwriter, severally and not jointly, represents, warrants and covenants to and with the Corporation and will cause its U.S. Affiliate to comply with such representations, warranties and covenants, that:

1.
It has not offered or sold, and will not offer or sell, any Offered Debentures constituting part of its allotment within the United States, except as provided in this Schedule “A” or outside the United States in accordance with Regulation S.  Accordingly, except as provided in this Agreement or this Schedule “A” neither it nor any of its affiliate(s) nor any persons acting on its or their behalf have engaged or will engage in (i) any offer to sell, or any solicitation of an offer to buy, any Offered Debentures to any person in the United States, (ii) any sale of Offered Debentures to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any “directed selling efforts” (within the meaning of Regulation S) in the United States with respect to the Offered Debentures.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Debentures, except with its affiliates, any member of the Selling Group or with the prior written consent of the Corporation.

Each of the Underwriters agrees with the Corporation that:

1.
All offers and sales of the Offered Debentures in the United States will be effected through its U.S. Affiliate or by such Underwriter in accordance with Rule 15a-6 under the 1934 Act or by purchasers substituted for the Underwriters or such affiliates by the Underwriters, and in accordance with all applicable U.S. broker-dealer requirements.

2.
Any U.S. Affiliate selling Offered Debentures in the United States is duly registered as a broker-dealer pursuant to Section 15(b) of the 1934 Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date hereof.

3.
It has not used and will not use any written material other than the U.S. Memorandum relating to the offering of the Offered Debentures in the United States, and it agrees to deliver, through its U.S. Affiliate, a copy of the U.S. Memorandum (which includes the Prospectus), to each person in the United States purchasing Offered Debentures from it or its U.S. Affiliate or from the Corporation or a substituted purchaser for it or its affiliate.

4.
It will not, either directly or through its U.S. Affiliate, solicit offers for, or offer to sell, the Offered Debentures in the United States by means of any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.
It will solicit, and will cause its U.S. Affiliate to solicit, offers for the Offered Debentures in the United States only from, and will offer the Offered Debentures only to, persons it reasonably believes to be (i) a “qualified institutional buyer” as that term is defined in Rule 144A (“Qualified Institutional Buyer”), or (ii) an “accredited investor” as defined in Rule 501(a) under the U.S. Securities Act (an “Accredited Investor”).

6.
It will inform, and cause its U.S. Affiliate to inform, all purchasers of the Offered Debentures in the United States who are buying the Offered Debentures pursuant to Rule 144A that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A.

7.
Prior to the completion of any sale of Offered Debentures to any U.S. purchaser who is an Accredited Investor but not a Qualified Institutional Buyer, such purchaser shall be required to provide to the Underwriter or the U.S. Affiliate of the Underwriter the U.S. purchaser’s letter in the form set forth in Exhibit A attached to the U.S. Memorandum.

8.
The U.S. Memorandum for the offering of the Offered Debentures in the United States shall contain deemed representations, warranties and agreements, which shall be deemed to be made by those purchasers who are Qualified Institutional Buyers (but not any other purchasers) in substantially the form set out below:

“Each U.S. purchaser that is a Qualified Institutional Buyer will, by its purchase of such Offered Debentures, be deemed to have represented and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates as follows:

(a)	it is authorized to consummate the purchase of the Offered Debentures;

(b)
it understands that the Offered Debentures have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the offer and sale of Offered Debentures to it are being made in reliance upon Rule 144A and exemptions under applicable state securities laws;

(c)
it is a Qualified Institutional Buyer and is acquiring the Offered Debentures for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Offered Debentures in violation of United States federal or state securities laws;

(d)
it acknowledges that it has not purchased the Offered Debentures as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e)
it understands and acknowledges that the Offered Debentures are, and the underlying Common Shares will be, “restricted securities” within the meaning of Rule 144, and that if in the future it shall decide to offer, resell, pledge or otherwise transfer any of the Offered Debentures or underlying Common Shares, the same may be offered, sold, pledged or otherwise transferred only (A) to the Corporation, (B) outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable Canadian local laws and regulations, (C) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States, (D) under an effective registration statement under the U.S. Securities Act, or (E) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (a) in the case of proposed transfers pursuant to (B) above, providing a declaration to Computershare Investor Services Inc., as transfer agent for the Offered Debentures, or Computershare Investor Services Inc., as transfer agent for the Common Shares (as applicable), substantially in the form attached to the U.S. Memorandum as Exhibit B (or such other form as the Corporation may prescribe from time to time), and (b) in the case of proposed transfers pursuant to (C)(ii) or (E) above, providing to the applicable transfer agent and registrar an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(f)
it understands and acknowledges that the certificates representing any Offered Debentures sold in the United States or underlying Common Shares will bear the following legend until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF WI-LAN INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY:  (A) TO WI-LAN INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO WI-LAN INC. MUST FIRST BE PROVIDED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX. IF WI-LAN INC. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT ON STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC., AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR WI-LAN INC. (THE “TRANSFER AGENT”) UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND WI-LAN INC., AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.

provided that, if any Offered Debentures or underlying Common Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, in the form attached as Exhibit B to the U.S. Memorandum (or in such other form as the Corporation or such transfer agent and registrar may prescribe from time to time);

provided further that, if any Offered Debentures or underlying Common Shares are being sold under Rule 144, the legend may be removed by delivering to such transfer agent and registrar an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(g)
it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Offered Debentures or the  underlying Common Shares in order to implement the restrictions on transfer set out and described in this U.S. Memorandum;

(h)
it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Offered Debentures or the underlying Common Shares in the United States;

(i)
it acknowledges that it has received a copy of this U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Offered Debentures and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in this U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Offered Debentures;

(j)
it understands and acknowledges that the Corporation (i) is not obligated to remain a “foreign issuer” within the meaning of Regulation S, (ii) may not, at the time the Offered Debentures or underlying Common Shares are resold by it, or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a foreign issuer; and

(k)
it understands and acknowledges that it is making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the Underwriters and the United States affiliates of the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase Offered Debentures.”

Each Underwriter that offers Offered Debentures in the United States agrees that:

1.	Prior to the Closing Date, it will provide the Corporation and the transfer agent for the Offered Debentures with a list of all purchasers of the Offered Debentures in the United States.

2.
At the Closing Time, it, together with its U.S. Affiliate selling Offered Debentures in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Offered Debentures in the United States.

3.
The Underwriters shall require each member of the Selling Group to agree, for the benefit of the Corporation to comply with, and shall use their best efforts to ensure that each member of the Selling Group complies with, the provisions of this Schedule “A” as if such provisions applied to such member of the Selling Group.

EXHIBIT “A”

TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of 6.00% Extendible Convertible Unsecured Subordinated Debentures (the “Securities”) of Wi-LAN Inc.  (the “Corporation”) pursuant to the underwriting agreement dated August 23, 2011 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

1.
[Name of U.S. broker-dealer affiliate] (the “U.S. Affiliate”) is a duly registered broker or dealer with the United States Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is in good standing with FINRA and the SEC on the date hereof and all offers and sales of Securities in the United States were effected by us or our U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

2.
each offeree was provided with a copy of the U.S. private placement memorandum (the “U.S. Private Placement Memorandum”), including the Canadian (final) short form prospectus dated September ●, 2011 prepared in accordance with Canadian securities laws and the documents incorporated by reference therein for the offering of the Securities in the United States;

3.
immediately prior to our transmitting such U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each such offeree was either a Qualified Institutional Buyer (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an “Accredited Investor”)) and on the date hereof, we continue to believe that such purchaser purchasing from us is a Qualified Institutional Buyer or an Accredited Investor;

4.
no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

5.	no “directed selling efforts” (within the meaning of Regulation S) have been undertaken by us in the United States with respect to the Securities;

6.
neither we nor any member of the selling group, nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the United States Securities Exchange Act of 1934, as amended;

7.	the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement; and

8.
prior to any sales of Securities to Accredited Investors in the United States, we caused each U.S. purchaser to execute a U.S. purchaser’s letter in the form of Exhibit A to the U.S. Private Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ● day of September, 2011.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE “B”

LIST OF SUBSIDIARIES

1.	4437721 Canada Inc.
2.	Cygnus Broadband, Inc. (Delaware)
3.	Gladios IP Inc.
4.	Gladios IP, Inc. (Delaware)
5.	PRS Investments, Inc. (Delaware)
6.	Wi-LAN Capital Inc.
7.	Wi-LAN International Inc.
8.	Wi-LAN International Hong Kong Inc.
9.	Wi-LAN International Japan Inc.
10.	Wi-LAN International Taiwan Inc.
11.	Wi-LAN Technologies Inc. (Delaware)
12.	WIN Technologies Inc. (Texas)

SCHEDULE “C”

LIST OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

As at August 22, 2011:

	Options	DSUs	Broker Warrants	Warrants
Outstanding:	7,000,384	71,809.07	0	0